Yellowstone Group Ltd

48 Janice Street, Seven Hills

Sydney, NSW 2147, Australia

July 17, 2025

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Patrick Kuhn
Lyn Shenk
Brian Fetterolf
Erin Jaskot

Re:	Yellowstone Group Ltd.
Registration Statement on Form S-1
Filed June 16, 2025
File No. 333-288068

Dear Sir or Madam:

Yellowstone Group Ltd. (the “Company”) is filing amendment number 1 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) in response to your recent review letter addressed to Jianing Yang, Chief Executive Officer of the Company, dated July 11, 2025 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Registration Statement on Form S-1 filed June 16, 2025

Cover page

1.

We note your disclosure that, “[w]hile Ms. Yang continues to control 100% of the voting power in our Company, Ms. Yang will have effective control over the Company,” and “[i]f all 8,000,000 shares are sold, Ms. Yang will hold 71.43% of the stock.” Please revise to clarify that Ms. Yang will continue to have effective control over you if all 8,000,000 shares are sold, if true, and that through Ms. Yang’s majority ownership, Ms. Yang will have the ability to control the outcome of matters submitted to stockholders for approval, including the election of directors, amendments to your organizational documents and any merger, consolidation, or major corporate transaction, as you suggest on page 6. In your risk factor on page 6, revise your disclosure to state that Ms. Yang will control all such matters as opposed to “substantially influence,” if true.

Response: We have updated the cover page and our risk factor on page 6 in the Registration Statement as requested.

Prospectus Summary, page 1

2.	Please revise to prominently disclose for investors that you have conducted minimal operations and generated minimal revenue, that there is substantial doubt about your ability to continue as a going concern, and that you incurred a net loss from inception through March 31, 2025.

Response: We have updated and prominently disclose for investors on Page 1 in the Registration Statement as requested

Business & Revenue Model, page 17

3.	You disclose that you offer specialized financial consulting services under annual service agreements. Disclose whether you have entered into an annual service agreement with either of the two companies for which you have provided services to date.

Response: We have disclosed and updated the Registration Statement as requested.

4.	You disclose that you prepare detailed financial statements and reports crafted to meet requirements of the U.S. Securities and Exchange Commission and that the annual reports you deliver are fully compliant with SEC regulations. Please clarify whether Yellowstone Group Ltd is providing audited financial statements and an audit report as a part of such services. If so, please disclose how Yellowstone Group Ltd meets the qualifications to issue an audit report for issuers filing a registration statement with the SEC, including PCAOB registration.

Response: Yellowstone Group Ltd does not provide audited financial statements or audit reports as part of its services. The financial statements and reports we prepare for our clients are unaudited management accounts intended to assist clients in meeting their periodic financial reporting needs, including the preparation of materials that will later be subject to audit by an independent, PCAOB-registered accounting firm. Yellowstone Group Ltd is not a public accounting firm and does not hold qualifications or registrations, including PCAOB registration, to issue audit reports for issuers filing a registration statement with the SEC. Our role is limited to the preparation of unaudited financial statements and reports; the responsibility for issuing audited financial statements and audit opinions rests solely with the independent external auditors engaged by our clients. We have revised the disclosure in the Business & Revenue Model section to make this clear.

Statements of Cash Flows, page F-7

5.	We note your disclosure on page 29 that your sole director, Ms. Jianing Yang, advanced $5,455 to the Company, which is unsecured and non-interest bearing with repayable on demand. Please tell us of your consideration for classifying the amount due to related parties as cash flows from financing activity pursuant to ASC 230-10-45-14b and 15b.

Response: We have updated the Registration Statement as requested.

General

6.	Please provide a table showing your capitalization and indebtedness as of the latest balance sheet date of your filing showing your capitalization on an actual basis and, if applicable, as adjusted to reflect the sale of new securities being issued and the intended application of the net proceeds therefrom.

Response: We have provided a table showing our capitalization and indebtedness in the Summary of Our Financial Information section on Page 14 of the Registration Statement as requested.

7.	It appears that you may be a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have nominal operations, assets consisting solely of cash and cash equivalents, no expenditures in furtherance of your business plan, and minimal revenues to date. Provide us with a detailed legal analysis explaining why you are not a shell company or otherwise disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144.

Response: Please find the following detailed legal analysis explaining why Yellowstone Group Ltd. is not a shell company

Shell Company Definition

We have reviewed Rule 405 under the Securities Act of 1933 which defines a shell company as a company that has:

(A) No or nominal operations; and

(B) Either:

1. No or nominal assets;

2. Assets consisting solely of cash and cash equivalents; or

3. Assets consisting of any amount of cash and cash equivalents and nominal other assets;

Shell companies do not include development stage companies pursuing an identified actual business plan (excluding acquisitions of other, unidentified businesses). Thus, in order to be considered a shell, a company must have both “no or nominal operations” and one of the other qualifications listed in part (B), such as “no or nominal assets.” I have also reviewed the Securities and Exchange Commission’s Release No. 33-8869 which clarifies pursuant to footnote 172 “…. that Rule 144 (i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with limited operating history, in the definition of a reporting or non-reporting shell company” because the Company does not meet the conditions of having “no or nominal operations.”

Discussion

Yellowstone Group Ltd, a Nevada corporation (the “Company”), was incorporated on July 8, 2024, and filed a Form S-1 Registration Statement with the Securities and Exchange Commission on June 16, 2025. The Company is a startup company as discussed in Release No. 33-8869. As disclosed in its Form S-1 Registration Statement, the Company is currently operating and generating revenue.

The Company does not meet the definition of a shell company. First, the Company has an identified, actual business plan and ongoing operations, as stated in its Form S-1 Registration Statement and in the Form 10-Q for the quarter ended June 30, 2025, which is currently being prepared. The Form 10-Q will include quarterly financial information demonstrating that the Company continues to generate revenue and has expanded the scale of its operations, which distinguishes it from a shell company. Second, according to the audited financial statements as of March 31, 2025, included in its Form S-1 Registration Statement filed on June 16, 2025, the Company reported revenues of $6,500. In addition, the Company has generated revenue of approximately $11,000 for the quarter ended June 30, 2025. Third, the Company also holds fixed assets consisting primarily of equipment used in its business operations, and these fixed assets have increased during the quarter ended June 30, 2025, to further support and expand its business activities. Therefore, the Company does not meet the definition of a shell company because it has ongoing operations, continues to generate revenue, and maintains and increases assets used in its business activities.

Conclusion

Based on the foregoing, the above-described documents, and relevant law, we have determined that the Company and its predecessors have never been a “shell company” as defined in Rule 405 of the Securities Act of 1933 and Rule 12b-2 of the Exchange Act of 1934.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

Yellowstone Group Ltd

/s/ Jianing Yang
Jianing Yang
CEO